UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                                ss.240.13e-100.

         Schedule 13E-3 [ss.240.13e-3], Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3
                          [ss. 240.13e-3] thereunder.

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                                [Amendment No. 1]
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                              OraLabs Holding Corp.
                              (Name of the Issuer)


                    OraLabs Holding Corp., Gary H. Schlatter
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                      (Name of Person(s) Filing Statement)


                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)


                                    684029200
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                       CUSIP Number of Class of Securities


                    Gary H. Schlatter, OraLabs Holding Corp.,
                  18685 E. Plaza Drive, Parker, Colorado 80134
                            Telephone: (303) 783-9499
     COPY TO: Douglas B. Koff, Koff, Corn & Berger, P.C., 303 E. 17th Ave.,
                           Ste. 940, Denver, CO 80203
                            Telephone: (303) 861-1166
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(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

[X]      a.       The filing of solicitation materials or an information
                  statement subject to Regulation 14A (17 CFR 240.14a-1 to
                  240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101]
                  or Rule 13e-3(c) [ss.240.13e-3(c)] under the Securities
                  Exchange Act of 1934.

[ ]      b.       The filing of a registration statement under the Securities
                  Act of 1933.

[ ]      c.       A tender offer.

[ ]      d.       None of the above.

                  Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

                  Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee

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Transaction                                    Amount of filing fee
valuation*                 $84,688,992                    $9,061.72
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*Set forth the amount on which the filing fee is calculated and state how it was determined. (1)

(1) For purposes of calculating the amount of the filing fee only: This Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3") relates to a Stock Exchange Agreement dated as of March 31, 2006 (as amended from time to time, the "Exchange Agreement"), by and among OraLabs Holding Corp., Partner Success Holdings Limited ("PSHL"), and Wo Hing Li. Pursuant to the Exchange Agreement, 25,741,335 shares of OraLabs common stock will be issued at closing. The value of the transaction was calculated by multiplying that number of shares by the per-share price (based upon the average of the high and low prices (i.e., $3.29) as of the close of trading on August 14, 2006) and the filing fee was determined by multiplying that result by 0.00107%.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:             $9,061.72

Form of Registration No.:           Preliminary Proxy Statement on Schedule 14A

Filing Party:                       OraLabs Holding Corp.

Date Filed:                         August 21, 2006

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



                                  INTRODUCTION


         This Amendment to the Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Schedule 13E-3"), filed on August 21, 2006, is being filed by OraLabs Holding Corp., a Colorado corporation ("OraLabs"), and Gary H. Schlatter, President of OraLabs. The preceding persons are collectively referred to herein as the Filing Persons and individually as a Filing Person.

         This Amendment constitutes the withdrawal of the Schedule 13E-3 that was filed on August 21, 2006, for the reasons specified below. The Schedule 13E-3 relates to transactions contemplated by a Stock Exchange Agreement, as defined in the Schedule 13E-3, among the Filing Persons and Partner Success Holdings Limited, organized under the laws of the British Virgin Islands. A Rule 13e-3 Transaction Statement on a Schedule 13E-3 is required to be filed when a transaction or series of transactions of certain kinds has a reasonable likelihood of producing certain effects, to wit: (i) causing a class of equity securities to be held of record by less than 300 persons, or (ii) causing a class of equity securities of an issuer that is quoted on a national securities exchange or in an inter-dealer quotation system of a registered national securities association to not be quoted on such system. In the Schedule 13E-3 previously filed, each Filing Person expressly disclaimed any obligation to file the Schedule 13E-3 and stated that the filing of the Schedule 13E-3 should not be construed as an admission that the transactions contemplated by the Exchange Agreement are a Rule 13e-3 Transaction for which a Rule 13e-3 Transaction Statement is required to be filed.

         At this time, neither of the Filing Persons believes that consummation of the transactions described in the Stock Exchange Agreement will have a reasonable likelihood of causing either of the effects described in Rule 13e-3(a)(3). Consequently, by filing this Amendment, the Filing Persons hereby withdraw the previously filed Schedule 13E-3.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement are true, complete and correct.

                                  ORALABS HOLDING CORP.

                                  By: /s/ Michael I. Friess
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                                  Michael I. Friess, Authorized Director

                                  /s/ Gary H. Schlatter
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                                  Gary H. Schlatter, Individually